July 31, 1997

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND IX


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited consolidated financial statements for the period ended June 30, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1997, and 1996, total revenues increased 7.4% from $608,647 to $653,687 and total expenses increased 6.4% from $403,379 to $429,341. Minority interest in income of real estate joint venture increased 5.6% from $20,615 to $21,764. As a result, net income increased 9.7% from $184,653 to $202,582 for the three month period ended June 30, 1997, as compared to the same period in 1996. Occupancy levels for the Partnership's six mini-storage facilities averaged 87.8% for the three month period ended June 30, 1997, as compared to 85% for the same period in 1996. Rental revenue increased as a result of higher occupancy and unit rental rates. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $16,900 (4.7%) primarily as a result of higher yellow pages advertising costs, fire and liability insurance, salaries and wages and property management fee expenses partially offset by lower maintenance and repair expenses. Property management fees which are based on rental revenue, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $9,100 (19.61%) primarily as a result of Colorado State Taxes, which were levied for the first time.

For the six month periods ended June 30, 1997, and 1996, total revenues increased 6.3% from $1,217,182 to $1,293,248 and total expenses increased 3.6% from $816,492 to $846,096. Minority interest in income of real estate joint venture decreased 2.7% from $42,961 to $41,810. As a result, net income increased 13.3% from $357,729 to $405,342 for the six month period ended June 30, 1997, as compared to the same period in 1996. The increase in revenue is the result of an increase in rental income offset partially by a decrease in income from U-Haul commissions. Rental income increased as a result of higher occupancy and unit rental rates. Operating expenses increased approximately $21,800 (3.1%) due primarily to increases in yellow pages advertising costs, salaries and wages, fire and liability insurance and property management fee expenses partially offset by a decrease in maintenance and repair and real estate tax expenses. The increase in salaries and wages is primarily due to a non-recurring termination payment to a facility manager. The increase in property management fees was discussed above. General and administrative expenses increased approximately $7,800 (6.5%) for the same reason as discussed above.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund IX, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND IX
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President